May 5, 2023

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Notice of disclosure filed in Quarterly Report on Form 10-Q under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Super Micro Computer, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for its fiscal quarter ended March 31, 2023, which was filed with the U.S. Securities and Exchange Commission on May 5, 2023.

Respectfully submitted,

SUPER MICRO COMPUTER, INC.

By:	/s/ David E. Weigand
Name:	David E. Weigand
Title:	Senior Vice President, Chief Financial Officer

980 Rock Avenue • San Jose, CA 95131 USA • Tel: (408) 503-8000 • Fax: (408) 503-8008 • www.supermicro.com